UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Schedule 1: Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2008

Signature

Exhibits

23	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Trustees
J.B. Hunt Transport Services, Inc.
Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for  purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Tulsa, Oklahoma
June 25, 2009

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Cash	$588,974	$631,356
Investments, at fair value:
Mutual funds	116,895,930	176,661,188
Collective trust fund	61,926,255	65,829,516
Common stock – J.B. Hunt Transport Services, Inc.	84,366,384	92,394,733
Participant notes receivable	22,557,101	23,057,350
Total investments	285,745,670	357,942,787
Receivables:
Contributions:
Participants	874,394	948,994
Employer	303,618	439,917
Accrued investment income	98,591	78,749
Total receivables	1,276,603	1,467,660
Net assets available for benefits at fair value	287,611,247	360,041,803

Adjustment from fair value to contract value for interest in collective trust
relating to fully benefit-responsive investment contracts	9,997,573	609,970

Net assets available for benefits at contract value	$297,608,820	$360,651,773

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment (loss)/income:
Net (depreciation)/appreciation in fair value of investments	$(62,786,319)	$22,533,204
Interest and dividends	10,340,280	19,899,385
	(52,446,039)	42,432,589
Contributions:
Employer, net of forfeitures	8,453,668	7,777,095
Participants	28,253,348	28,743,141
	36,707,016	36,520,236
Total additions, net of investment loss	(15,739,023)	78,952,825

Deductions from net assets attributed to:
Benefits paid to participants	47,040,420	46,358,101
Administrative expenses	263,510	234,816
Total deductions	47,303,930	46,592,917
(Decrease)/increase in net assets available for benefits	(63,042,953)	32,359,908

Net assets available for benefits:
Beginning of year	360,651,773	328,291,865
End of year	$297,608,820	$360,651,773

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC).  All employees other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors are eligible to make salary reduction contributions immediately following their employment commencement date.  Each employee that has completed one year of eligibility service is eligible to receive matching contributions.  The Plan is a defined contribution plan subject to the provisions of the ERISA of 1974, as amended (ERISA).  At December 31, 2008, the Plan had 14,308 eligible participants, of which 8,665 were active.

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions.  The Company matches 50% of the first 6% of base compensation that a participant contributes to the Plan.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors.  No such additional amounts were contributed in 2008 or 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any additional contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service.  Upon a participant’s normal retirement, disability or death, he or she becomes fully vested in the Plan.  If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan.  Prior to the completion of six years of vesting service, the vesting percentages are as follows:  0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses.  Forfeitures for the years ended December 31, 2008 and 2007 amounted to approximately $602,000 and $854,000, respectively.  The Company used approximately $573,000 and $1,049,000 to reduce contributions to the Plan in 2008 and 2007, respectively.  Forfeitures remaining in the Plan at December 31, 2008 and 2007 were approximately $157,000 and $128,000, respectively.

Investment Options

A participant may direct employee and any company contributions into any of the following investment options:

Collective Trust Fund

Merrill Lynch Retirement Preservation Trust seeks to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Mutual Funds

Blackrock S&P 500 Index Fund (Class I) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index.  The Fund invests in common stocks represented in the S&P 500 in roughly the same proportions as their weighting in the S&P 500.  The Fund may also invest in derivative instruments linked to the S&P 500.

Blackrock International Opportunities Portfolio (Class I) seeks long-term capital appreciation by investing primarily in foreign issuers with capitalization less than $5 billion.  Many of the issuers are in countries included in the Salomon Smith Barney Extended Markets World Ex-U.S. Index.  Such investments may be in preferred stock and securities convertible into common and preferred stock.  The Fund may also invest in shares of companies through initial public offerings (IPOs), the value of which may decline shortly after the IPO.

PIMCO Total Return Fund (Admin Class) seeks to maximize total return, consistent with preservation of capital and prudent investment management.  The Fund invests primarily in a diversified portfolio of fixed income instruments of varying maturities.

PIMCO Real Return Fund (Admin Class) seeks to maximize real return consistent with preservation of real capital by normally investing at least 65% of its total assets in inflation-indexed government-issued bonds.

Allianz NFJ International Fund (Class A) seeks long-term growth of capital and income and invests one half of its assets in common stocks of large-cap non-U.S. companies with below average valuations relative to the market.  The Fund invests a portion of its assets in common stocks that are expected to generate income.

Sentinel Small Company Fund (Class A) seeks growth of capital by investing mainly in common stocks of small- and medium-sized companies that management believes have attractive growth potential and are attractively valued.  The Fund invests at least 80% of its assets in stocks of companies with market capitalizations of less than $3 billion.  The median market capitalization of Fund’s holdings is currently less than $1 billion.  Up to 25% of the Fund’s assets may be invested in securities within a single industry.  Income is not a factor in selecting stocks.

Van Kampen Growth & Income Fund (Class A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated investment grade at the time of purchase.  The Fund may invest up to 15% of its total assets in foreign securities.

Columbia Small Cap Value Fund II (Class A) invests all of its assets in the Columbia Small Cap Value Master Portfolio (the Master Portfolio).  Generally, the Master Portfolio will invest primarily in stocks of U.S. companies within the Russell 2000 Value Index which are believed to have the potential for long-term growth.  The Master Portfolio seeks long-term growth of capital by investing in companies believed to be undervalued.

American Growth Fund of America (Class R4) seeks long-term growth of capital through a diversified portfolio of common stocks, emphasizing companies that appear to offer opportunities for growth and may include cyclical companies, depressed industries, turnaround and value situations.  The Fund may invest up to 15% of assets in securities of issuers domiciled outside the United States and not included in the Standard & Poor’s 500.

AIM Real Estate Fund (Institutional Class) seeks high total return by investing at least 65% of its assets in securities of domestic and foreign real-estate and real-estate related companies.  The Fund may invest up to 25% of its total assets in foreign securities.

Common Stock

J.B. Hunt Transport Services, Inc. – Contributions are invested exclusively in Company common stock.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate, as shown in the Wall Street Journal Southwest edition on the first day of the calendar month in which the loan is made, plus one percent (5.0% at December 31, 2008; 5.0% to 10.5% for loans outstanding at December 31, 2008). Principal and interest is paid ratably through payroll deductions.  A participant may only have two loans outstanding at any time.

Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in participant contributions at fair value.

Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account.  For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan.  Administrative expenses not paid by the Company are paid from Plan assets.  All administrative expenses were paid by the Plan in 2008 and 2007.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Merrill Lynch Retirement Preservation Trust, a collective fund.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the collective trust as well as the adjustment of the fully benefit-responsive collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value on December 31, 2008 and 2007.  See Note 3, Fair Value Measurements, for additional information on investment valuation.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Shares of Company common stock are valued at quoted market prices.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.  Participant notes receivable are carried at the unpaid principal balance, which approximates fair value.  The cost of securities sold is determined by the weighted average cost method.

Payment of Benefits

Benefits are recorded when paid.  Defaults on participant notes receivable are recorded as benefits paid to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements, for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis.  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.  FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  As a basis for evaluating such assumptions, FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Level 1	Quoted prices in active markets for identified assets or liabilities
Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly
Level 3
Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability

The following are assets measured at fair value on a recurring basis at December 31, 2008:

Description	Level 1	Level 2	Level 3	Total

Mutual Funds	$116,895,930	$-	$-	$116,895,930
Collective Trust	-	61,926,255	-	61,926,255
Common Stock	84,366,384	-	-	84,366,384
Participant Notes Receivable	-	-	22,557,101	22,557,101
Total investments at fair value	$201,262,314	$61,926,255	$22,557,101	$285,745,670

The following table sets forth information summarizing the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Notes Receivable

Balance, beginning of year	$23,057,350
Issuances and settlements, net	(500,249)
Balance, end of year	$22,557,101

4.	Investments

The following table presents investments representing 5% or more of the Plan’s net assets:

	December 31
	2008		2007
	Shares or Units	Fair Value	Shares or Units	Fair Value
Mutual Funds:
Van Kampen Growth & Income Fund	1,327,205	$18,753,408	1,416,261	$30,095,556
ING International Value Fund	—	—	1,697,954	31,564,971
Blackrock S&P 500 Index Fund	1,560,865	17,169,520	1,359,927	24,492,291
American Growth Fund of America	1,015,311	20,631,122	1,077,723	36,383,923
PIMCO Total Return Fund	1,535,935	15,574,380	—	—
Allianz NFJ International	1,164,740	16,026,820	—	—

Collective Trust:
Merrill Lynch Retirement Preservation Trust	71,923,829	61,926,255	66,439,486	65,829,516

Common Stock:
J.B. Hunt Transport Services, Inc. Common Stock	3,211,511	84,366,384	3,353,711	92,394,733

Participant Loans	—	22,557,101	—	23,057,350

During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) (depreciated)/appreciated in value as follows:

	December 31
	2008	2007
Mutual Funds	$(60,376,537)	$(2,308,207)
Common Stock	(2,409,782)	24,841,411
	$(62,786,319)	$22,533,204

5.	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Although it has not expressed any intent to terminate the Plan, a change to the Company contribution was made in February 2009, as described in Note 9, Subsequent Event.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Related Party Transactions

At December 31, 2008 and 2007, certain plan investments such as the collective trust fund and shares of mutual funds are managed by Merrill Lynch affiliates.  Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated January 31, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan received a new determination letter in February 2009, as discussed in Note 9, Subsequent Event.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$297,608,820	$360,651,773
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(9,997,573)	(609,970)
Net assets available for benefits per the Form 5500	$287,611,247	$360,041,803

The following is a reconciliation of total additions, net of investment loss, per the financial statements to total income to the 2008 Form 5500 at December 31, 2008 and 2007:

	Year ended	Year ended
	12/31/08	12/31/07
Total additions, net of investment loss, per the financial statements	$(15,739,023)	$78,952,825
Adjustment for change in contract value to fair value for fully
benefit-responsive investment contracts	(9,387,603)	620,530
Total income per the Form 5500	$(25,126,626)	$79,573,355

9.	Subsequent Event

On February 26, 2009, the Company’s Board of Directors approved an amendment to the Plan reducing the Company’s matching percentage from 50% to 0% for participants that are salaried employees exempt from overtime compensation and 50% to 25% for all other participants, effective March 1, 2009.

On February 6, 2009, the IRS informed the Company that the Plan and related trust, after consideration of Plan amendments, are designed in accordance with applicable sections of the IRC.

Schedule I

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Column (a)	Column (b)	Column (c)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value

*	Merrill Lynch Retirement Preservation Trust	Collective Trust	$61,926,255
*	Blackrock S&P 500 Index Fund (Class I)	Mutual Fund	17,169,520
*	Blackrock International Opportunities Portfolio (Class I)	Mutual Fund	4,447,052
	PIMCO Total Return Fund (Admin Class)	Mutual Fund	15,574,380
	PIMCO Real Return Fund (Admin Class)	Mutual Fund	8,923,955
	Allianz NFJ International (Class A)	Mutual Fund	16,026,820
	Sentinel Small Company Fund (Class A)	Mutual Fund	4,968,599
	Van Kampen Growth & Income Fund (Class A)	Mutual Fund	18,753,408
	Columbia Small Cap Value Fund II (Class A)	Mutual Fund	8,995,494
	American Growth Fund of America (Class R4)	Mutual Fund	20,631,122
	AIM Real Estate Fund (Institutional Class)	Mutual Fund	1,405,580
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	84,366,384
*	Participant Loans	Interest rates ranging from 5% to
		10.5% and various maturities	22,557,101
			$285,745,670

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 25, 2009	By:	/s/ David G. Mee
David G. Mee Member of the Retirement Plan Investment Committee